FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

14 April 2009

THE SAUDI BRITISH BANK
FIRST QUARTER 2009 RESULTS - HIGHLIGHTS

  Net profit of SAR760 million (US$203 million) for the three months ended 31 March 2009 - up SAR3 million (US$1 million), or 0.4 per cent, compared with SAR757 million (US$202 million) for the same period in 2008.

  Operating income of SAR1,286 million (US$343 million) for the three months ended 31 March 2009 - up SAR95 million (US$25 million), or 8.0 per cent, compared with SAR1,191 million (US$318 million) for the same period in 2008.

  Customer deposits of SAR96.6 billion (US$25.8 billion) at 31 March 2009 - up SAR18.2 billion (US$4.9 billion), or 23.2 per cent, compared with SAR78.4 billion (US$20.9 billion) at 31 March 2008.

  Loans and advances to customers of SAR79.3 billion (US$21.1 billion) at 31 March 2009 - up SAR12.7 billion (US$3.3 billion), or 19.1 per cent, from SAR66.6 billion (US$17.8 billion) at 31 March 2008.

  The bank's investment portfolio totalled SAR25.9 billion (US$6.9 billion) at 31 March 2009, up 9.3 per cent compared with SAR23.7 billion (US$6.3 billion) at 31 March 2008.

  Total assets of SAR132.6 billion (US$35.4 billion) at 31 March 2009 - up SAR26.2 billion (US$7.0 billion), or 24.6 per cent, compared with 31 March 2008.

  Earnings per share of SAR1.0133 (US$0.2702) for the three months ended 31 March 2009 - up 0.4 per cent from SAR1.0093 (US$0.2691) for the same period in 2008^
  .

^ Earnings per share for the three months ended 31 March 2008 have been adjusted to reflect a 3:5 bonus issue approved at an Extraordinary General Meeting held on 27 April 2008, and a 1:4 bonus issue approved at an Extraordinary General Meeting held on 10 March 2009.

Commentary
SABB recorded a net profit of SAR760 million (US$203 million) for the three months ended 31 March 2009. This represents a SAR3 million (US$1 million) or 0.4 per cent increase compared with the first quarter of 2008 and a SAR103 million (US$27 million) or 15.7 per cent increase compared with the fourth quarter of 2008. Net special commission income has grown by SAR27 million (US$7 million), or 3.1 per cent, compared to the first quarter of 2008 reflecting corporate asset growth and lower funding costs. Despite a fall in income from the brokerage and mutual funds businesses, total non-funds income grew by SAR68 million (US$18 million), or 20.2 per cent, compared to the first quarter of 2008 reflecting strong foreign exchange and trade-related business.

Overheads
 increased by SAR56 million (US$15 million), or 15.6 per cent, compared to the first quarter of 2008 mainly due to continued investment in branch network expansion and in technology infrastructure. Higher volume-driven card, personal loan and collective impairment charges have increased provisions for possible credit losses by SAR41 million (US$11 million), or 54.6 per cent, compared to the first quarter of 2008 which benefited from higher levels of corporate recoveries.

Richard Groves, managing director of SABB, said: "The first quarter 2009 performance reported by the bank is encouraging and demonstrates our continuing commitment to delivering sustainable results from our core banking businesses. The quality of our balance sheet remains strong based on long-term relationship lending, with surplus deposits invested predominantly in Saudi government instruments or with the Saudi central bank. The SAR12.7 billion (US$3.3 billion) or 19.1 per cent increase in loans and advances compared to 31 March 2008 has been more than covered by the SAR18.2 billion (US$4.9 billion) or 23.2 per cent increase in customer deposits. This has allowed SABB to maintain a strong liquidity position which, together with a capital ratio strengthened by our recent bonus issues, will ensure that funding remains available to our valued clients.

"SABB continues to invest for the future and to ensure that any cost increase is supported by business growth, enhanced customer service and efficiency improvements. Although bad debt levels remain acceptable, the bank will closely monitor the situation for any signs of distress caused by the current global financial problems and offer early support to our clients as required.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

Media enquiries to Ibrahim Abo-Mouti on +966 (1) 276 4041 or at
ibrahimabomouti@sabb.com

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 14 April 2009